Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0218 F: +1 202.637.3593 cynthiakrus@ eversheds-sutherland.com
June 7, 2018
VIA EDGAR
Ashley Vroman-Lee, Esq.
Chad D. Eskildsen
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	OFS Capital Corporation - Registration Statement on Form N-2

Dear Ms. Vroman-Lee and Mr. Eskildsen:

On behalf of OFS Capital Corporation (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received on June 7, 2018 regarding the Company’s Registration Statement on Form N-2 (File No. 333-222419) filed on May 21, 2018 (the “Registration Statement”). The Staff’s comments are set forth below and are followed by the Company’s responses.

Accounting Comments:

1.
As business development company holdings are typically restricted in their availability for resale, please ensure that the Company has included the information required by Regulation S-X Rule 12-12, footnote 8 in its schedule of investments.

Response: The Company acknowledges the Staff’s comment and will include the information required by footnote 8 to Rule 12-12 of Regulation S-X on a forward-going basis.

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0218 or Adam Park at (713) 470-6123.

Sincerely,
/s/ Cynthia M. Krus
Cynthia M. Krus

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